O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4395/07
May 1, 2007
VIA EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention: John Cannarella

Dear Sirs:

RE:	KIRKLAND LAKE GOLD INC. (the “Company”)
- SEC File Number 000-49919
- Form 20-F for the Fiscal Year Ended April 30, 2006
- Filed on September 19, 2006 (the “2006 Form 20-F”)

We write on behalf of the Company in response to your comment letter dated March 6, 2007 regarding the 2006 Form 20-F (the “Comment Letter”). Further to our letter of April 19, 2007, we provide below the Company’s responses to comments 7 and 8 in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Mineral Reserve and Resource Estimates, page 25

7.
Please clearly state your reserve metallurgical recovery assumptions, planned mill tonnage, and head grade for your reserves. Compare these assumptions to your actual mill production, head grade, and resulting mill gold recoveries. Please discuss any variances in metallurgical recovery or head grade.

The Company proposes to prospectively amend the section entitled ‘Mineral Reserve & Resource Estimates’ in its Annual Report on Form 20-F for the financial year ended April 30, 2007 to include the following:

“In preparing its reserve and resource estimates, the Corporation assumed it would encounter metallurgical recovery, mill throughput and head grade as set out in the following tables. For comparison purposes, the actual results for the last three fiscal years are also disclosed in the tables. An explanation of the year-to year variations follows each table.

	Planned	Actual
Metallurgical recovery	96%	●% (2007) 97.43% (2006) 97.54% (2005)

Mill recovery is principally a function of ore grade (and other less significant factors), therefore, the higher the grade of ore processed, the higher the level of metallurgical recovery from the mill. Recoveries for the last three year fiscal years were higher than expected but the increase, as well as the year-to-year variation, were within expected and customary ranges.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: John Cannarella, Division of Corporation Finance
May 1, 2007

The Corporation’s planned mill throughput for its last fiscal year and the actual results for the last three fiscal years are as follows:

	Planned	Actual
Mill Throughput (tons)	160,000	● (2007) 156,691 (2006) 136,772 (2005)

The maximum mill tonnage with current circuit configuration of two ball mills is estimated by the Corporation to be 210,000 tons of rock per annum and is determined as follows

= 625 tons per day X 365 days/year X 92% mill availability
= 210,000 tons per annum

The variations over the last three fiscal years were within expected and customary ranges.

	Planned	Actual
Reserve Head Grade (ounces of gold per ton)	0.47	● (2007) 0.382 (2006) 0.344 (2005)

Dilution from longhole mining has been higher than forecast due to:

-	Establishment of operating parameters within the stope (strike length, height, drill and blast parameters); and

-	Seismic activity within the mine.

Ore pass dilution (dilution of the ore by waste rock which occurs when ore which is dropped through a vertical shaft (called the ‘ore pass’) from one level to a lower level (on which a loading pocket to send the ore to the surface has been constructed) sloughs waste rock off the walls of the ore pass) occurs during the mining process, however, it is difficult to quantify. Therefore, ore pass dilution has not been quantified or considered in the reserve and resource estimates.

A higher degree of reserve development (compared to resource delineation) has occurred during the last three years. This tends to be lower grade ore than the reserve block ore grade as development further defines the block and this activity takes place on the outer limits of the reserve block."

8.
Please forward to our engineer as supplemental information and not as part of the annual report, information that established the economic feasibility of your materials designated as reserved, as required by Section C of SEC’s Industry Guide 7. This request would include your production/cost summary reports for the last two years, in particular:

•	Copies of pertinent engineering and geological reports, feasibility studies and current mine plans (including cash flow analyses).
•	Mine production reports 2005-2006
•	Mill production reports 2005-2006
•	General and Administrative reports 2005-2006
•	Cost and Sales reports 2005-2006

        To minimize the transfer of paper, please provide the requested information on a CD formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: John Cannarella, Division of Corporation Finance
May 1, 2007

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal express shipping label to facilitate the return of the supplemental information.

We enclose supplementally a CD containing data that supports the economic feasibility of the ore designated by the Company as ‘reserves’ under National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. We note that the disclosure of same in the Company’s Annual Reports on Form 20-F is permitted by Industry Guide 7 of the SEC. The enclosed data includes:

-	resources and reserve reports for 2005 and 2006; and

-	the Company’s mine and mill production reports for 2005 and 2006.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

Enclosures

cc:	Kirkland Lake Gold Inc.
Attn: Brian A. Hinchcliffe, President and Chief Executive Officer